Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months		Year Ended December 31,
	Ended March 31,			Adjusted
	2008(1)	2007(1)	2007(1)	2006	2005	2004	2003
	(dollars in millions)

Net income (loss) before cumulative effect of change in accounting principle	$(151)	$(133)	$(3,094)	$2,327	$2,172	$2,603	$4,809
Add:
Income tax expense (benefit)	(423)	(397)	(2,883)	(45)	358	609	2,198
Minority interests in earnings of consolidated subsidiaries	3	9	(8)	58	96	129	157
Low-income housing tax credit partnerships	117	108	469	407	320	282	199
Total interest expense	8,769	9,487	38,482	37,270	29,899	26,566	26,509
Interest factor in rental expenses	2	2	7	6	6	6	5

Earnings, as adjusted	$8,317	$9,076	$32,973	$40,023	$32,851	$30,195	$33,877

Fixed charges:
Total interest expense	$8,769	$9,487	$38,482	$37,270	$29,899	$26,566	$26,509
Interest factor in rental expenses	2	2	7	6	6	6	5
Capitalized interest	—	—	—	—	—	1	—

Total fixed charges	$8,771	$9,489	$38,489	$37,276	$29,905	$26,573	$26,514

Ratio of earnings to fixed charges(2)	—	—	—	1.07	1.10	1.14	1.28

(1)	For the ratio of earnings to fixed charges to equal 1.00, earnings, as adjusted must increase by $0.5 billion and $0.4 billion for the first quarter of 2008 and 2007, respectively. For the ratio of earnings to fixed charges to equal 1.00, earnings, as adjusted must increase by $5.5 billion for the year ended December 31, 2007.
(2)	Ratio of earnings to fixed charges is computed by dividing earnings, as adjusted by total fixed charges.